1-31925

P.E. 12/13/04

AR/S





05071821


vaso•active
pharmaceuticals

Annual Report 2004

TABLE OF CONTENTS

VASO ACTIVE PHARMACEUTICALS, INC.
ANNUAL REPORT 2004

I. BUSINESS DESCRIPTION.

Vaso Active Pharmaceuticals, Inc., or "Vaso Active" or the "Company," is an early stage company, organized in January 2003, which focuses on commercializing, marketing and selling over-the-counter pharmaceutical products that incorporate a patented vaso active lipid encapsulated ("VALE") technology and a proprietary PENtoCORE technology.

The unique VALE technology is a patchless, lipid-based delivery system which the Company is formulating into various applications which the Company hopes to market in the future, subject to receipt of appropriate Food and Drug Administration, or FDA, approvals. The technology uses an active process, incorporating chemical vasodilators, to deliver drugs through the skin and into the bloodstream.

The PENtoCORE technology is a topical formulation, in contrast to the VALE transdermal technology. The Company is currently marketing three products that incorporate the proprietary PENtoCORE technology; the Company has one additional product candidate currently undergoing package design and branding and multiple additional product candidates at various stages of formulation and development, none of which have yet been registered with the FDA.

We began our operations in January 2001, as a division of BioChemics, Inc., a privately-owned biopharmaceutical company engaged in the development of transdermal and topical drug delivery systems. BioChemics is based in Danvers, Massachusetts. BioChemics was founded in 1989 by John J. Masiz and was incorporated in Delaware in 1991. BioChemics began developing the VALE technology in 1989 and has subsequently been issued four U.S. patents in connection with this technology. BioChemics has licensed the VALE patents and the PENtoCORE technology to us.

As an early stage company, we are subject to a number of risks typical of early stage companies including, but not limited to, our need to obtain additional financing and generate profitability and cash flows from operations. As a company engaged in the pharmaceutical industry, we are subject to a number of risks typical of biopharmaceutical companies including, but not limited to, our need to adhere to strict governmental regulations, our ability to withstand intense competition from larger companies with greater financial resources and our ability to defend our intellectual property, as licensed from BioChemics.

Our general business strategy was adversely affected beginning in April 2004 by regulatory action taken against us and our former President and private securities actions taken against us and our management. At the same time, we suspended the marketing and sale of our products until we were reasonably sure that our product marketing was consistent with the FDA's requirements and policies. We also voluntarily delisted our common stock from trading on NASDAQ. As a result of our voluntary delisting and the continuation of the delisting of our securities, the action taken by the Securities and Exchange Commission, or SEC, against us, issues regarding the regulatory status of our products, and the significant decline in the market value of our securities subsequent to these matters, several shareholder actions were filed against Vaso Active and its officers and directors.

In September 2005, the Company and certain of its officers and directors entered into agreements to settle (i) a consolidated securities class action lawsuit that alleged that the Company and those individuals violated the federal securities laws with respect to certain disclosures concerning the Company; and (ii) derivative lawsuits based on the class action allegations. In October 2005, the court granted preliminary approval to each of the litigation settlements, following which joint notices of the settlements and claim forms were sent to appropriate stockholders. A Final Hearing regarding the settlements is scheduled to be held on December 14, 2005. Following this hearing, the court will decide whether to give final approval of the settlements.

II. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS.

Forward-Looking Information

This report contains certain "Forward-Looking Statements" within the meaning of Section 27a of the Securities Act of 1933, as amended, and Section 21e of the Exchange Act of 1934, as amended, that are based on management's exercise of business judgment as well as assumptions made by, and information currently available to, management. When used in this document, the words "may", "will", "anticipate", "believe", "estimate", "expect", "intend", and words of similar import, are intended to identify any forward-looking statements. You should not place undue reliance on these forward-looking statements. These statements reflect our current view of future events and are subject to certain risks and uncertainties as noted below. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, our actual results could differ materially from those anticipated in these forward-looking statements. We undertake no obligation and do not intend to update, revise or otherwise publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of any unanticipated events. Although we believe that our expectations are based on reasonable assumptions, we can give no assurance that our expectations will materialize.

Management's Discussion and Analysis of Financial Condition and Results of Operations should be read together with our audited financial statements and related notes included elsewhere in this Annual Report on Form 10-KSB. This Annual Report on Form 10-KSB, including the following discussion, contains trend analysis and other forward-looking statements within the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Any statements in this Annual Report on Form 10-KSB that are not statements of historical facts are forward-looking statements. These forward looking statements made herein are based on our current expectations, involve a number of risks and uncertainties and should not be considered as guarantees of future performance. The factors that could cause actual results to differ materially include without limitation:

- interruptions or cancellation of existing contracts
- impact of competitive products and pricing
- product demand and market acceptance and risks
- the presence of competitors with greater financial resources
- product development and commercialization risks
- an inability to arrange additional debt or equity financing
- our ability to finance our business
- our ability to maintain our current pricing model and/or decrease our cost of sales
- continued availability of supplies or materials used in manufacturing at the current prices
- adverse regulatory developments in the United States
- entrance of competitive products in our markets
- the ability of management to execute plans and motivate personnel in the execution of those plans
- no adverse publicity related to our products or the company itself
- no adverse claims relating to our intellectual property
- the adoption of new, or changes in, accounting principles; legal proceedings
- the costs inherent with complying with new statutes and regulations applicable to public reporting companies, such as the Sarbanes-Oxley Act of 2002
- other new lines of business that the Company may enter in the future.

Actual results may differ materially from those set forth in such forward-looking statements as a result of factors set forth elsewhere in this Annual Report on Form 10-KSB, including under "Risk Factors." More information about factors that potentially could affect the Company's financial results is included in the Company's filings with the Securities and Exchange Commission.

Overview, Key Business Challenges And Risks

We are an early-stage company established for the purpose of commercializing, marketing and selling over-the-counter, or OTC, pharmaceutical products that incorporate topical and transdermal formulation platforms. We began our operations in January 2001, as a division of BioChemics, a biopharmaceutical company engaged in the development of transdermal and topical drug delivery systems. BioChemics is based in Danvers, Massachusetts. BioChemics was founded in 1989 by John J. Masiz and was incorporated in Delaware in 1991. BioChemics began developing the VALE technology in

1989 and has subsequently been issued 4 U.S. patents in connection with this technology. We are also based in Danvers, Massachusetts. In January 2003, we incorporated in Delaware and became an independent subsidiary of BioChemics, focused on the further commercialization of our existing OTC products and the development of new OTC product candidates.

As an early stage company, we are subject to a number of risks typical of early stage companies including, but not limited to, our need to obtain additional financing and generate profitability and cash flows from operations. As a company engaged in the pharmaceutical industry, we are subject to a number of risks typical of biopharmaceutical companies including, but not limited to, our need to adhere to strict governmental regulations, our ability to withstand intense competition from larger companies with greater financial resources and our ability to defend our intellectual property, as licensed from BioChemics.

Our general business strategy was adversely affected by regulatory and private securities actions taken against us and our management beginning in April 2004. At the same time, we suspended the marketing and sale of our products until we were reasonably sure that our product marketing was consistent with the FDA's requirements and policies. As a result of our voluntary delisting and continuation of delisting of our securities from the Nasdaq, the action taken by the SEC against us, the issues raised by the FDA regarding the regulatory status of our products, and the significant decline in the market value of our securities subsequent to these matters, several shareholder actions have been filed against the company and its officers and directors.

Many of our resources, including our cash and management time, have been diverted from our business strategy addressing these legal matters. We have incurred significant costs in defending ourselves and expect to incur additional costs to defend ourselves in the near future. We have primarily used the cash we raised in our December 2003 initial public offering to pay for these costs. In addition, we repaid approximately $7.5 million in cash in April 2004 that we raised in the private placement during March 2004. We intended to use the December 2003 offering proceeds to further our working capital and expand our business and marketing plans.

In August and September 2004, the company and its former Chief Executive Officer, John Masiz, settled all SEC and U.S. District Court matters regarding our alleged violations of securities laws stemming from allegedly misleading disclosures in our initial public offering registration statement, our 2003 annual report and a statement on our website concerning the FDA's approval or qualification of our products. Both the company and Mr. Masiz agreed with the SEC to settlement terms without admitting or denying the allegations of their civil complaint, pursuant to which both parties are permanently enjoined from violating the anti-fraud provisions of the 1933 Act, and the antifraud and reporting provisions of the 1934 Act. Our former Chief Executive Officer was also prohibited from serving as an officer or director of any public company, including Vaso Active, for a period of five years. He is, however, permitted to remain an active employee/consultant of Vaso Active. Since August 2004, Mr. Masiz has been employed by the company to provide consulting services pursuant to the terms of his employment agreement with the company. Also during 2004, together with newly engaged outside FDA counsel, we revised our product labels and in September began shipping our products on a limited basis. Although these products are now on the market, we have not made significant shipments or recorded significant revenues to date. You should refer to "Legal Proceedings," "Employment Agreements" and "Risk Factors" for additional discussions surrounding these events.

The success of our marketing and sales activities will be dependent, among other things, on our ability to retain and attract qualified marketing and sales personnel, enter into qualified strategic partnerships, place our products into the market, the consumer perception of our products and the securing of additional financing. Although we believe that our products, supported by sufficient advertising, will earn retailers acceptance, there can be no assurance that this will happen, or if it does, that it will continue.

Competition

We are engaged in a rapidly evolving field. Competition from numerous pharmaceutical companies including Pfizer, Bristol-Myers Squibb, Schering-Plough, and biotechnology companies including, Alza, Cygnus and Elan, as well as research and academic institutions, is intense and expected to increase. Such companies have substantially larger research & development, marketing and promotion resources as well as histories of success in the marketplace. The market for transdermal and topical drug delivery systems is large and growing rapidly and is likely to attract new entrants. Numerous biotechnology and biopharmaceutical companies have focused on developing new drug delivery systems and most, if not all of these companies, have greater financial and other resources and development capabilities than we do. They also have greater collective experience in undertaking pre-clinical and the clinical testing of products; obtaining regulatory approvals; and manufacturing and marketing OTC and prescription pharmaceutical products. Accordingly, certain of our competitors may succeed in obtaining approval for products more rapidly than us. In addition to competing with universities and other research institutions in the development of products, technologies and processes, we may compete with other companies in acquiring rights to products or technologies from universities.

Distribution

During 2004, we executed the following two strategic alliances:

* Ortho Distribution Inc. or ODI, a wholly owned subsidiary of OrthoRehab, Inc. of Tempe, Arizona. OrthoRehab has an extensive distribution network, across the United States and in approximately 50 other countries. We have filled and labeled approximately 5,000 four ounce bottles of our topical analgesic for ODI. In accordance with the agreement with ODI, we anticipated launching this batch through ODI's distribution network by the end of 2004. However, an unrelated third-party purchaser acquired ODI's parent company, Ortho-Rehab, in January 2005. We are in ongoing discussions with the new ODI management and expect to continue the relationship. However, there can be no assurance that the strategic alliance will continue or that it will provide us with the results intended under the original agreement with ODI. We have written off the ODI finished goods inventory of approximately 5,000 bottles at December 31, 2004.

* M2G Media. In March 2004, we entered into an exclusive, direct to consumer media based, strategic alliance with M2G Media of Irvine, California, a marketing and distribution company that utilizes direct to consumer media and television as its primary form of marketing medium. We anticipated M2G Media would market privately labeled versions of our current products specifically targeting the over the counter topical analgesic arthritis and pain relief markets. We expected M2G to commence infomercial filming by the end of 2004 and to launch our arthritis and pain relief products through its channels of distribution in the first quarter of 2005. However, we were unable to reach mutually agreed upon product minimums with respect to the arthritis and pain relief markets and have since removed the arthritis and pain relief products from the M2G strategic alliance. We are currently negotiating with M2G Media with respect to launching our acne product.

Recent regulatory events and securities claims brought against us and our management had placed strains on our management and capital resources. In early 2004, we suspended the marketing and sale of our products until we were reasonably sure that our product marketing was consistent with the FDA's requirements and policies. In May 2004, together with outside FDA counsel, we revised our product labels and in September 2004 began shipping our products on a limited basis. Although these products are now on the market, we have not made significant shipments to date. You should refer to the discussions under the caption "Legal Proceedings" for further discussion on this matter.

We intend to pursue opportunities to launch our products into retail market chains sometime during late 2005. We believe that because retail sales efforts typically require large economic outlays and long sales cycles, they produce less of an immediate impact on operations than strategic alliances. Therefore, we have categorized this as part of the second phase of our rollout strategy. In January 2004, we engaged Commotion LLC, or Commotion, of Golden, Colorado, a strategic product marketing company, to assist us in establishing direct brand recognition and strategic retail rollout for our products. The agreement with Commotion is still in effect. Since January 2004, Commotion has provided design input into our Company logos, stationary, business cards, product information and displays as well as for the revised labeling for our A-R Extreme, Osteon, Termin8, and RepiDerm products. Although the agreement is still in effect, we do not require additional design work at this time. Therefore in April 2005 we are suspending our retainer payment to Commotion until further notice. Our plan is focused on the systematic rollout of our current products into major retail and drug store chains, select independent pharmacies and nontraditional channels, including multilevel marketing, direct marketing, web-sites and catalogues. However, as a result of the cessation of the marketing and sale of our products in early 2004 and changes in the timing for the retail rollout of our products, we do not anticipate using any of our initial public offering proceeds to fund our advertising, direct mail programs and related promotional activities. There can be no assurance that any of the initial public offering proceeds will be used for this purpose. You should refer to the discussions under the caption "Legal Proceedings" for further discussion on our cessation of marketing and sales activities.

Capital Availability

At December 31, 2004, we had working capital of approximately $1.9 million. We anticipate, based on our current plans and assumptions relating to our operations, that our current working capital together will be sufficient to satisfy our cash requirements through September 30, 2005. Unless we can obtain additional financing or generate profitability and cash flows from operations, it is unlikely that we will continue as a going concern. There can be no assurance that we will be able to obtain additional financing or that if we do obtain additional financing that it will be on favorable terms. Further, there can be no assurance that we will be able to generate profitability and cash flows from operations with our existing working capital.

Outlook For 2005

During 2005, the Company plans to:

- raise additional capital in order to continue the direct to consumer television campaign of its topical analgesic being marketed under the label Osteon,
- expand retail distribution of its topical analgesic being marketed under the label AR-Extreme,
- begin retail distribution of its topical anti-fungal under the label Termin8, with its revised packaging,
- increase staffing, including outbound telemarketers and a senior marketing person with a background in retail launches,
- introduce its new acne product under the label RepiDerm to the marketplace.

Our strategy for Osteon is to create, through telemarketing, advertising and mailings a customer base of senior women and men suffering from osteoarthritis. We expect re-order sales of Osteon to carry higher gross profit margins than initial order sales of Osteon because re-order sales should not require the same direct media advertising expenditures as do the initial order sales. To achieve future growth, we plan to offer additional products, to be determined, that fit the demographic of this customer base.

Our strategy for AR-Extreme and Termin8 is to achieve market penetration through wholesale distribution to chain pharmacies, chiropractors, podiatrists, dermatologists, wellness and fitness centers. We are in the very early stages of this launch, which is constrained by our limited resources. We plan to allocate a portion of our planned future capital raise to hire additional personnel to accelerate this area of planned growth.

Our strategy for RepiDerm is to launch the product by the end of the third quarter of 2005. We plan to package and market this product under several labels. One label targeted to the teenage and young adult markets and another label targeted to older adults. This product is formulated to treat acne based upon regular usage and we expect to realize a re-order stream with any future customers. We are currently in negotiations with M2G Media to launch the product through either long or short form direct to consumer television media. Negotiations are ongoing and the details are not yet determined. If we are unable to reach a deal with M2G or with another strategic partner and if we are unable to raise additional capital, our planned launch of RepiDerm for the end of the third quarter of 2005 will be delayed.

Critical Accounting Estimates

Going Concern Assumption - The financial statements do not include any adjustments relating to the recoverability and classification of assets or the amounts and classification of liabilities that might be necessary should we be unable to continue as a going concern. If the financial statements were prepared on a liquidation basis, the carrying value of our assets and liabilities would be adjusted to net realizable amounts. In addition, the classification of the assets and liabilities would be adjusted to reflect the liquidation basis of accounting.

Revenue Recognition - We recognize revenue from product sales in accordance with generally accepted accounting principles in the United States, including the guidance in Staff Accounting Bulletin, or SAB, No. 104, "Revenue Recognition," which supercedes SAB No. 101, "Revenue Recognition in Financial Statements," and Statement of Financial Accounting Standards, or SFAS, No. 48, "Revenue Recognition When Right of Return Exists."

Revenue from product sales is recognized when there is persuasive evidence of an arrangement, delivery has occurred, the price is fixed and determinable, and collectibility is reasonably assured. However, because our products are sold with limited rights of return, revenue is recognized when the price to the buyer is fixed, the buyer is obligated to pay us and the obligation to pay is not contingent on resale of the product, the buyer has economic substance apart from the us, we have no obligation to bring about the sale of the product and the amount of returns can be reasonably estimated.

We record allowances for product returns, rebates and discounts, and report revenue net of such allowances. We must make judgments and estimates in preparing the allowances that could require adjustments in the future. For instance, our customers have the right to return any product that is held past the labeled expiration date. We base our estimates on historic patterns of returns and on the expiration dates of product currently being shipped, or as a result of an actual event that may give rise to a significant return amount such as the discontinuance of a product.

We do not recognize revenue unless collectibility is reasonably assured. We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. If the financial condition of our customers were to deteriorate and result in an impairment of their ability to make payments, additional allowances may be required.

Expense Allocations / Management Fees - BioChemics provides us with certain administrative, marketing and management services, as well as our facilities and general corporate infrastructure. Our statement of operations includes allocations of these costs that BioChemics and we considered to be reasonable.

Income Taxes - We account for income taxes and deferred tax assets and liabilities in accordance with SFAS No. 109 "Accounting for Income Taxes." Because we project future operating losses in the near term, we have provided a full valuation allowance against the deferred tax assets created by these losses.

Stock-Based Compensation - As part of our compensation programs offered to our employees, we grant stock options. We grant stock options to employees based on the fair value of the Class A common stock at the grant date. As allowed under SFAS No. 123, "Accounting for Stock-Based Compensation," and SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure," we have adopted the disclosure-only requirements of these accounting standards. Accordingly, we do not recognize stock-based compensation expense for stock options granted to employees at their fair value. The fair value of options granted to non-employees are expensed in accordance with SFAS 123 using the Black-Scholes option-pricing model. See Note 2 to our financial statements for the impact on earnings had we fully adopted SFAS 123.

In December 2004, the FASB issued a revision to SFAS No. 123, "Share-Based Payment," requiring companies to recognize as compensation expense the fair value of stock options and other equity-based compensation issued to employees. This revised statement eliminates the intrinsic value method provided under Accounting Principles Board, or APB, No. 25, "Accounting for Stock Issued to Employees," which is the method we currently use to value stock options awarded to our employees. This revised standard is effective as of the beginning of the first annual reporting period beginning after December 15, 2005 and is expected to have a material impact on our results of operations. We have not yet determined the impact that the revised statement will have on its financial condition and results of operations.

2004 Compared To 2003

Net Revenues - Net revenues for the year ended December 31, 2004 decreased by approximately 76% to $12,888 from $53,270 in the comparable period in 2003. This decrease was primarily a result of the regulatory and private securities actions taken against us beginning in April 2004 and our decision to suspend the marketing and sale of our products until we were reasonably sure that our product marketing was consistent with the FDA's requirements and policies. In September 2004, we revised our product labels and began shipping our products on a limited basis. Although these products are now on the market, we have not made significant shipments or recorded significant revenues to date.

Cost Of Sales - In general, our cost of sales is variable to our net revenues. However, certain manufacturing events such as inventory adjustments or product returns may significantly affect the consistency of our cost of sales, and therefore our gross profit, during any particular period. In 2004, we experienced several one-time manufacturing events including $45,156 in charges as a result of a write-off of expired inventory, $7,037 in one-time production costs and $2,400 in disposal costs. Excluding these one-time items, cost of sales was $9,282, which is a decrease of $31,662, or 71%, from the comparable period in the prior year. This adjusted decrease is consistent with our overall decrease in revenues between the two periods.

Marketing, Advertising And Promotion - Marketing, advertising and promotion expenses increased approximately 112% to $246,784 for the year ended December 31, 2004 from $116,642 for the comparable period in 2003. This increase was primarily attributable to approximately $180,000 in professional marketing and consulting fees we incurred as we initiated our product rollout strategy in late 2004. We expect to incur larger marketing, advertising and promotion costs in 2005 as we expand our marketing and sales strategy. The planned 2005 expansion in marketing includes the national rollout of our topical analgesic, Osteon through direct to consumer television media, which is currently underway. We expect the costs incurred in connection with this rollout will be largely production of additional creative media and purchase of additional fixed rate media buys. We expect to incur additional marketing advertising and promotion costs with the planned rollout of our new acne product, RepiDerm and for the planned marketing of AR-Extreme in or about the end of the third quarter of 2005 and during the second quarter of 2005, respectively

Management Fee - Under our Administrative Support Services Agreement with Biochemics, our management fee decreased approximately 62% to $45,847 for the year ended December 31, 2004 from $122,073 for the comparable period in 2003. In prior periods, certain expenses that we currently pay directly on our own behalf were paid by BioChemics. Since we became a stand alone entity, our management fees have decreased. We expect that our management fees for 2005 will not fluctuate significantly. However, if we are unable to execute our general business strategy within our own resources, we may need to rely more heavily on BioChemics, and therefore, the management fees charged by BioChemics to us may increase significantly.

Selling, General And Administrative - Selling, general and administrative expenses increased by $2,824,659 to $3,750,504 during the year ended December 31, 2004 as compared to $925,845 in the comparable period in 2003. This increase is due primarily to our increased operations and significant legal and other professional expenses we incurred in connection with our recent SEC, Nasdaq, and FDA matters and shareholder class action lawsuits. In 2004, we incurred approximately $1,265,000 in legal and professional fees to amend our previously filed public filings and to defend ourselves and our officers and directors in the shareholder class action lawsuits. We recorded approximately $956,000 in salaries, wages, fringe benefits and other related compensation costs, approximately $392,000 in business, financial and other professional services and approximately $161,000 for various insurance premiums typical of a public company. In connection with the unwinding of our March 2004 private placement transaction, we incurred approximately $600,000 in professional fees and an additional $15,000 to unwind this transaction. The remaining selling, general and administrative costs pertain to our general operations.

Research And Development - Research and development expenses incurred for the year ended December 31, 2004 were $266,433. Beginning in January 2004, we engaged BioChemics to provide us with development services surrounding the formulation of an analgesic utilizing the active ingredient ibuprofen under the terms and conditions of our August 2003 agreement. Included in the 2004 cost was pre-clinical studies performed on animals. We used the proceeds we raised from our December initial public offering to fund this development. We did not incur any research and development costs in 2003. Our ability to continue funding our research and development for this new product candidate is dependent on our working capital resources and our ability to obtain additional financing.

Stock-Based Compensation - We are required to record stock-based compensation when we grant options or warrants to purchase our common stock to non-employees in accordance with SFAS 123. The value of these options and warrants is calculated using the Black-Scholes valuation model. Stock based compensation for the year ended December 31, 2004 was $154,336. There were no common stock options granted to non-employees prior to December 31, 2003, accordingly, there was no stock-based compensation recorded in 2003.

2003 Compared To 2002

Net Revenues - Net revenues decreased approximately 42% to $53,270 for the year ended December 31, 2003 from $91,957 for the year ended December 31, 2002. This decrease was a direct result of our decision to rebrand our athlete's foot product deFEET to Termin8. In response to this decision, in September 2003, our largest customer returned most of the deFEET product that it had in its possession. We recorded approximately $33,000 against our net revenues for 2003 as a result of the return of its deFEET products to us. Sales of deFEET represented approximately 86% of our total 2003 net revenues.

Cost Of Sales - We outsource all manufacturing costs. As a result, cost of sales is limited to those costs incurred and billed by outside contract manufacturers. Cost of sales decreased approximately 23% to $31,622 in 2003 from $40,811 in 2002. This decrease was primarily due to the decrease in overall net revenue.

Marketing, Advertising And Promotion - Marketing, advertising and promotion expenses increased $77,680 to $116,642 in 2003 from $38,962 in 2002. This increase was primarily due to increased advertising, marketing and the promotion of our products in 2003.

Other Operating Expenses - Other operating expenses, which include management fees and selling, general and administrative expenses, increased $583,086 to $1,047,918 in 2003 from $464,832 in 2002. The increase was primarily due to increased personnel related costs associated with the expansion of our company. In addition, we incurred certain professional costs associated with our initial public offering that could not be netted against the gross proceeds we received from this offering.

Other Expenses (Net) - Other expenses increased $542,346 to $536,560 in 2003 from a benefit of $5,786 in 2002. This increase was primarily due to a $500,926 charge associated with the beneficial conversion of $465,000 10% convertible subordinated pay-in-kind promissory notes in addition to the interest that accrued on these notes from their inception to their conversion into Class A shares of our common stock on December 15, 2003, the date we completed our initial public offering.

Liquidity And Capital Resources

The Company operates with net loss and has incurred substantial operating losses and negative cash flows from operations since inception. In 2004, operations were financed from the proceeds of our December 2003 initial public offering. Net of offering costs, we raised approximately $6.4 million. Prior to our receipt of these proceeds, we relied on BioChemics as the source of our working capital. In 2003, we also completed private placements of $465,000 10% convertible subordinated pay-in-kind promissory notes, the proceeds of which were used primarily to fund certain expenses related to our initial public offering as well as general working capital needs. These promissory notes were converted into shares of our Class A common stock in December 2003 in connection with our initial public offering.

At December 31, 2004, we had approximately $2.2 million in cash remaining from the initial public offering and working capital of approximately $1.9 million. Our financial condition has been materially and adversely affected by recent regulatory and shareholder actions taken against us. We expect to use portions of our working capital to continue defending ourselves in 2005. However, we cannot reasonably estimate the total costs to defend ourselves at this time. Further, we cannot provide any assurances that we will prevail in defending ourselves from the shareholder actions taken against us.

In March 2004, we entered into a private placement transaction with an institutional investor in the amount of $7,500,000. The investment was in the form of an 18 month 2% Convertible Note convertible into shares of Class A common stock at a conversion rate of $9.00 per share, at the option of the investor. Both principal and interest were payable in cash or in shares of Class A common stock at our option. Given that the initiation and continuation of the April 1, 2004 trading suspension by the SEC constituted a breach under the Note, we and the investor agreed, pursuant to the terms of a settlement agreement entered into on April 8, 2004, that we would immediately repay the investor the sum of $7,500,000 in cash without penalty, interest, redemption premium or any other premium or penalty, plus an expense reimbursement in connection with the settlement agreement in the amount of $15,000 in cash. In consideration of this repayment, the investor surrendered the Note and warrants and the parties mutually terminated all other agreements entered into in connection with the transaction. We intended to use these proceeds to further our working capital and expand our business and marketing plans.

Contractual Obligations And Commitments

The following sets forth the Company's contractual obligations and commitments for the next five years, at December 31, 2004

Description	2005	2006 - 2007	2008 - 2009	Thereafter	Total
Long-term debt	--	--	--	--	--
Capital lease obligations	--	--	--	--	--
Operating leases	--	--	--	--	--
Unconditional purchase obligations	--	--	--	--	--
Other - employment agreements *	460,833	659,167	630,000	315,000	1,890,000
Total contractual obligations	460,833	659,167	630,000	315,000	1,890,000

* In February 2005 Mr. Frattaroli was appointed President while continuing to serve as Chief Financial Officer and Acting Chief Executive Officer. The terms and provisions of this appointment are being finalized in writing and will be disclosed when the agreement is completed in a form approved by the Board of Directors. This table is presented reflecting the authorized annual salary to Mr. Frattaroli effective March 1, 2005 for one year. The written employment agreements with Mr. Masiz and Dr. Carter terminate their initial terms on June 30, 2008 but are deemed automatically extended for successive periods of two years under the terms of their respective written agreements. See "Employment Agreements" for further disclosures. This table is presented reflecting the effects of the deemed automatic extensions and it reflects $315,000 beyond 2009. This amount, $315,000, will be the annual ongoing obligation of the Company if the agreements for Mr. Masiz and Dr. Carter do in fact extend under the present agreement.

Going Concern

Our independent auditors stated in their "Report of Independent Registered Public Accounting Firm" on our financial statements as of and for the years ended December 31, 2004, 2003 and 2002 that we may be unable to continue as a going concern. We anticipate that we have enough working capital to continue our current operations through September 2005. We will require additional financing to continue as a going concern. We are currently investigating financing options. We cannot provide any assurances that financing will be available to us, or even if we do obtain such financing, on favorable terms. We cannot provide any assurances that BioChemics will extend us additional financing or incur costs on our behalf.

Ownership Structure

Through our parent company, Biochemics, John J. Masiz controls approximately 70% of the combined voting power of all classes of stock of the Company and approximately 44% of the combined equity interest of the Company. Biochemics owns 100% of the Class B Common Stock of the Company. For a further discussion please refer to Item 11 of this Annual Report.

Off-Balance Sheet Arrangements

We have no material off-balance sheet financing such as a facility lease or other long-term commitments. We have employment agreements with three key employees. The remaining payments due under these agreements are as follows - - $460,833 for 2005, $344,167 for 2006, $315,000 for 2007; and $157,500 for 2008. You should refer to Note 10 of our audited financial statements for a more detailed discussion of our commitments and contingencies.

Inflation

To date, inflation had no material impact on our operations.

III. FINANCIAL STATEMENTS FOR FISCAL YEAR ENDED DECEMBER 31, 2004.

VASO ACTIVE PHARMACEUTICALS, INC.

Index To Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Vaso Active Pharmaceuticals, Inc.:

We have audited the accompanying balance sheets of Vaso Active Pharmaceuticals, Inc. (the "Company") as of December 31, 2004 and 2003, and the related statements of operations, stockholders' equity, and cash flows for each of the three years ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Vaso Active Pharmaceuticals, Inc. as of December 31, 2004 and 2003, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

As discussed in note 2, the accompanying financial statements have been prepared on the going concern assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. However, certain conditions exist such as the Company's inability to generate sufficient cash from operations, and obtain debt or equity financing to meet its future obligations. In addition as discussed in note 10 to the financial statements, the Company is a defendant in several purported securities class action lawsuits alleging that the Company and certain of its officers made false and misleading statements and failed to disclose material information concerning the Company, its financial condition, its business operations and future prospects, the clinical trial and endorsement of its Termin8 anti-fungal product (previously known as "deFEET") and the institutional demand for its securities. The Company is also a defendant in three purported derivative complaints filed against BioChemics, Inc. and the Company's directors and certain of its officers, alleging that the individual defendants breached fiduciary duties owed to the Company and its shareholders by issuing misleading statements to (and concealing material facts from) the market, "concerning certain of the Company's key and primary products under review by the Food and Drug Administration ("FDA"), between December 11, 2003 and March 31, 2004." The complaints purport to assert derivative claims against all defendants for breach of fiduciary duty, abuse of control, gross mismanagement, waste of corporate assets and unjust enrichment. These matters, raise substantial doubt about the Company's ability to continue as a going concern. Management's plan to overcome doubts about the Company's ability to continue as a going concern are contained also in note 2. The accompanying financial statements do not include any adjustments reflecting the possible future effects on the recoverability of assets or the amount and classification of liabilities that may result from the outcome of these conditions.

/s/ Stowe & Degon

Worcester, MA
March 1, 2005

VASO ACTIVE PHARMACEUTICALS, INC.
BALANCE SHEETS

December 31	2004	2003
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 2,175,388	$ 6,109,775
Accounts receivable	888	1,357
Inventory	140,296	60,826
Prepaid expenses	28,995	145,684
Total Current Assets	2,345,567	6,317,642
Property and equipment - net	37,551	--
	$ 2,383,118	$ 6,317,642
LIABILITIES AND STOCKHOLDERS' EQUITY CURRENT LIABILITIES:		
Accounts payable	$ 474,369	$ 125,029
Accrued compensation	43,805	278,438
Other accrued expenses	116,045	197,564
Due to parent company	10,780	89,507
Total Current Liabilities	644,999	690,538
Commitments and contingencies		
	644,999	690,538
Stockholders' Equity:		
Preferred stock - $0.0001 par value; authorized 10,000,000 shares; issued and outstanding, none	--	--
Common stock - $0.0001 par value; authorized 30,000,000 shares; issued and outstanding, 10,328,613 December 31, 2004; and 10,103,613 December 31, 2003	1,033	1,011
Additional paid-in capital	8,093,656	7,305,565
Deferred compensation	(183,777)	--
Accumulated deficit	(6,172,793)	(1,679,472)
Total Stockholders' Equity	1,738,119	5,627,104
	$ 2,383,118	$ 6,317,642

See notes to the financial statements.

VASO ACTIVE PHARMACEUTICALS, INC.
STATEMENTS OF OPERATIONS

Year Ended December 31	2004	2003	2002
Net revenues	$ 12,888	$ 53,270	$ 91,957
Cost of revenues	67,536	31,622	40,811
Gross Profit	(54,648)	21,648	51,146
Costs and expenses:			
Marketing, advertising and promotion	246,784	116,642	38,962
Management fee	45,847	122,073	135,600
Selling, general and administrative	3,750,504	925,845	329,232
Research and development	266,433	--	--
Stock based compensation	154,336	--	--
Loss from operations	(4,518,552)	(1,142,912)	(452,648)
Other income (expense), net	25,231	(536,560)	5,786
NET LOSS	$ (4,493,321)	$(1,679,472)	$ (446,862)
Net loss per share - basic and diluted	$ (0.44)	$ (0.62)	$ --
Weighted average shares outstanding - basic and diluted	10,296,805	2,714,180	--

See notes to the financial statements.

VASOACTIVE PHARMACEUTICALS INC.
STATEMENTS OF STOCKHOLDERS' EQUITY

	Common Stock		Additional			
	Number of Shares	$0.0001 Par Value	Paid-in Capital	Deferred Comp	Accumulated Deficit	Total
Balance, January 1, 2002	--	$ --	$1,040,395	$ --	$(1,040,395)	$ --
Loss from operations	--	--	--	(446,862)	(446,862)	--
Contributed by parent	--	--	446,862	--	--	446,862
Balance, December 31, 2002	--	--	1,487,257	--	(1,487,257)	--
Effect of incorporation	--	--	(1,487,257)	--	1,487,257	--
Issuance of Class B common stock to parent	4,500,000	450	--	--	--	450
Issuance of Class A common stock at $1.67 per share, net of $1,935,305 in issuance costs	5,002,500	501	6,401,694	--	--	6,402,195
Conversion of 10% convertible promissory notes and accrued interest	601,113	60	903,871	--	--	903,931
Loss from operations	--	--	--	--	(1,679,472)	(1,679,472)
Balance, December 31, 2003	10,103,613	1,011	7,305,565	--	(1,679,472)	5,627,104
Issuance of Class A common stock at $2.00 per share	225,000	22	449,978	--	--	450,000
Stock options granted to non-employees	--	--	338,113	(338,113)	--	--
Amortization of deferred compensation	--	--	--	154,336	--	154,336
Loss from operations	--	--	--	--	(4,493,321)	(4,493,321)
Balance, December 31, 2004	10,328,613	$ 1,033	$8,093,656	$ (183,777)	$(6,172,793)	$1,738,119

See notes to the financial statements.

VASO ACTIVE PHARMACEUTICALS INC.
STATEMENTS OF CASH FLOWS

Year Ended December 31	2004	2003	2002
Cash Flows From Operating Activities:			
Net loss	$ (4,493,321)	$(1,679,472)	$ (446,862)
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation and amortization	3,328	--	--
Beneficial conversion feature of 10% convertible promissory notes	--	500,926	--
Accrued interest converted to Class A common stock	--	35,907	--
Stock based compensation	154,336	--	--
Write-off of prepaid offering costs	55,000	--	--
Inventory write-off	54,662	--	--
Increase (decrease) in cash from change in:			
Accounts receivable	469	52,080	--
Inventory	(134,132)	(46,324)	2,857
Prepaid expenses	61,689	(141,380)	(53,057)
Accounts payable	349,340	75,729	(1,820)
Accrued interest	--	--	26,660
Accrued compensation	(234,633)	277,834	(2,739)
Other accrued expenses	(81,519)	197,564	--
Net cash used in operating activities	(4,264,781)	(727,136)	(474,961)
Cash Flows From Investing Activities:			
Purchase of property and equipment	(40,879)	--	--
Net cash used in investing activities	(40,879)	--	--
Cash Flows From Financing Activities:			
Issuance of Class A common stock	450,000	6,402,195	--
Issuance of Class B common stock	--	450	--
Issuance of convertible notes	7,500,000	--	--
Repayment of convertible notes	(7,500,000)	--	--
Net proceeds from issuance of 10% convertible promissory notes	--	367,098	--
Due/to from parent company	(78,727)	67,168	474,961
Net cash provided by financing activities	371,273	6,836,911	474,961
Net Increase (Decrease) In Cash And Cash Equivalents	(3,934,387)	6,109,775	--
Cash And Cash Equivalents, Beginning Of Period	6,109,775	--	--
Cash And Cash Equivalents, End Of Period	$ 2,175,388	$ 6,109,775	$ --
Supplemental Disclosures			
Interest paid	$ --	$ --	$ --
Income taxes paid	--	--	--
Noncash financing activities:			
Fair value of warrants issued in connection with initial public offering	--	185,000	--

See notes to the financial statements.

VASO ACTIVE PHARMACEUTICALS, INC. NOTES TO FINANCIAL STATEMENTS

1. NATURE OF BUSINESS AND OPERATIONS

The Company

Vaso Active Pharmaceuticals, Inc. (the "Company") is an early-stage company focused on commercializing, marketing and selling over-the-counter ("OTC") pharmaceutical products that incorporate the vaso active lipid encapsulated ("VALE") technology and the proprietary PENtoCORE technology. The Company is engaged in a single operating segment of the OTC pharmaceutical industry.

The Company licenses the VALE patents and PENtoCORE technology from BioChemics, Inc. ("BioChemics"), a privately owned biopharmaceutical company. As discussed in Notes 6 and 9, the Company issued 4,500,000 shares of its Class B common stock to BioChemics in consideration for the exclusive worldwide rights to commercialize, market and sell the VALE technology for OTC pharmaceutical products. These shares were issued pursuant to authorization from the Company's Board of Directors on June 20, 2003.

Initial Public Offering

On December 15, 2003, the Company completed an initial public offering of 5,002,500 shares of Class A common stock at a price of $1.67 per share raising approximately $6.4 million, net of issuance costs. See Note 6.

Stock Split

On February 20, 2004, the Company announced a three-for-one stock split on all classes of common equity in the form of a 200% stock dividend paid on March 5, 2004 to stockholders of record on February 23, 2004. All share and per share information have been restated to give retroactive effect to this stock split.

Settlement Of Securities And Exchange Commission Matters

On August 26, 2004, the U.S. Securities and Exchange Commission "SEC" formally approved the terms of a settlement regarding alleged violations of securities laws stemming from allegedly misleading disclosures in the Company's initial public offering registration statement, its 2003 annual report and a statement on its website concerning the Food and Drug Administration's "FDA" approval or qualification of the Company's products. The Company has agreed with the SEC to settlement terms pursuant to which the Company is permanently enjoined from violating the anti-fraud provisions of the Securities Act of 1933, as amended, and the antifraud and reporting provisions of the Securities Exchange Act of 1934, as amended, without the Company admitting or denying the allegations of the civil complaint, The SEC action filed with the United States District Court for the District of Columbia (the "Court") is styled *Securities And Exchange Commission V. Vaso Active Pharmaceuticals, Inc.* Civil Action No. 04 CV 01395 (RJL) (D.D.C.).

In addition, the SEC formally approved the terms of a settlement with John J. Masiz, formerly the Company's President and Chief Executive Officer, without him admitting or denying the allegations of the civil complaint, that likewise enjoins him from violating the antifraud and reporting provisions, and prevents him from serving as an officer or director of any public company, including the Company, for a period of five years. Effective as of August 17, 2004, Mr. Masiz resigned as an executive officer and a director of the Company. He is, however, permitted to remain an active employee and/or consultant of the Company. In light of the foregoing, the Company and Mr. Masiz agreed to terminate his employment agreement and enter into a new agreement. Pursuant to that agreement, Mr. Masiz will provide strategic consulting services regarding sales, marketing and business development to the Company for an initial term through June 30, 2008 and will report to the Chief Executive Officer of the Company. The Company has appointed its Chief Financial Officer to serve as its Acting President and Chief Executive Officer while the Company conducts a search for a new Chief Executive Officer. On September 13, 2004, the Court for the District of Columbia entered final judgments against the Company and Mr. Masiz, pursuant to the above referenced settlement terms.

Food And Drug Administration Matters

The Company is not aware whether the Food and Drug Administration is contemplating any action against it. The Company believes that the active ingredients, dosage form and strengths of it's A-R Extreme, Osteon® and Termin8™ products are covered by the FDA's OTC Review Program and therefore believe these products are currently eligible for marketing under the same program. The Company intended to distribute these products under revised labeling once it was reasonably sure that the marketing of these products is consistent with the FDA's requirements and policies. In May 2004, the Company submitted new labels for its previously marketed products to the FDA and has requested FDA comments on these labels. There is no regulatory requirement that the FDA review or comment on such materials and so far, the FDA has not provided any comment relating to the new labels. Although the Company has not been provided any comment from the FDA, the Company is now reasonably sure that these new labels are consistent with all FDA regulations and policies and as a result, the Company resumed marketing and shipment of its products in September 2004.

Exchange Listing Matters

In April 2004, the Listing Investigations staff of The Nasdaq Stock Market, Inc. ("Nasdaq") notified the Company that it had commenced an inquiry into the Company's compliance with Nasdaq's continued listing requirements and requested certain information from the Company relating to the pending regulatory matters. In light of the substantial administrative and cash burdens being borne by the Company at the time as well as the substantial legal costs anticipated with respect to the pending SEC and FDA matters, the Company determined that it was in the best interest of its shareholders to voluntarily cease listing of its securities. Therefore, upon the Company's request and effective on April 8, 2004, the Company's securities ceased to be listed on Nasdaq. Presently, the Company's securities are being quoted in the Over The Counter Pink Sheets.

The Company intends to seek listing of its securities on an exchange or other automated quotation system. However, there is no assurance that the Company will be successful in securing such listing or quotation or, even if it is successful, that it will be able to maintain the listing or quotation of its securities on such exchange or quotation system.

Historical Operations

The Company commenced operations in January 2001 as the OTC division of BioChemics. In January 2003, the Company incorporated in the state of Delaware and became a wholly-owned subsidiary of BioChemics.

The 2002 statements operations, stockholders' equity and cash flows of the Company reflect the historical results of operations and cash flows of the OTC division of BioChemics during this period. Those financial statements have been prepared using BioChemics' historical bases in the assets and liabilities and historical results of operations of this division. BioChemics' net investment in the Company is reflected as additional paid-in capital. Transactions were processed through an inter-company account, the balance of which represented the net obligation from the Company to BioChemics. The financial information included herein for those financial statements may not reflect the financial position, operating results, changes in stockholder's equity and cash flows of the Company for years subsequent to 2002 or what they would have been had the Company been a separate stand-alone entity during that year. However, it is probable that the actual historic results would not be significantly different from those presented.

The 2004 and 2003 financial statements of the Company have been prepared on a stand-alone basis. Additionally, the Company's financial statements for all periods are included in the consolidated financial statements of BioChemics.

BioChemics provides the Company with certain management and administrative services including accounting, corporate services, data processing, telephone, office space and other occupancy and infrastructure related costs. The financial statements of the Company include expense allocations on bases that the Company and BioChemics consider to be reasonable reflections of the utilization of services provided for the benefit received by the Company. In addition, for 2003 and 2002 the Company's marketing, advertising and promotion expenses include expenses related to the commercialization, marketing and distribution of the BioChemics athlete's foot preparation product, the revenues of which are realized by the Company through an assignment of BioChemics' ownership interests in such revenues.

Carved Out Public Registrant

In accordance with accounting principles generally accepted in the United States of America with respect to the allocation of corporate management services, the financial statements of a carved out public registrant should appropriately reflect these expenses to fairly present its operating results with an offset to additional paid-in capital. In addition, it is required that upon incorporation of a carved out division into a stand-alone entity, the accumulated deficiency balance should be eliminated against additional paid-in capital. Upon incorporation of the Company in January 2003, the existing accumulated deficiency of $1,487,257 was eliminated using such treatment.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies is presented to assist in understanding the financial statements of the Company. The financial statements and notes are representations of the Company's management, who are responsible for their fair presentation, integrity and objectivity. The accounting policies conform with accounting principles generally accepted in the United States of America.

Going Concern The Company has a limited operating history and has incurred substantial net losses since its inception. The Company's principal risks are; the possibility of a material adverse effect from the matters summarized in Note 10, its ability to successfully develop and market its products and product candidates in the highly regulated environment within which the Company operates, competition from substitute products and larger companies, dependence on key personnel and continued dependence on BioChemics for manufacturing and product development.

These financial statements have been prepared on the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. This assumption is presently in question and contingent upon the Company's ability to raise additional funds and successfully utilize these funds to commercialize products and avoid any material adverse effect from the uncertainty that has arisen due to the matters summarized in Note 10.

Management is in the process of identifying various fund-raising strategies it will pursue in the second quarter of 2005. These strategies could include a Private Placement of the Company's common stock or a convertible debenture. There are no assurances that Management will successfully execute such strategies.

Use Of Estimates The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities and the reported amounts of revenue and expenses. Actual results could differ from those estimates.

Cash And Cash Equivalents Cash and cash equivalents include cash on hand, cash deposited with banks and highly liquid debt securities with remaining maturities of ninety days or less when purchased. In 2002, BioChemics managed the Company's cash and cash equivalents. Cash receipts associated with the Company's business were transferred to BioChemics on a periodic basis and BioChemics funded the Company's disbursements. Beginning in 2003, the Company managed its own cash.

The Company maintains deposits in financial institutions, which occasionally exceed federally insured limits. Senior management continually reviews the financial stability of these institutions.

Accounts Receivable Accounts receivable consist primarily of trade receivables from the sale of OTC pharmaceutical products. The allowance for doubtful accounts is based on the Company's assessment of the collectibility of specific customer accounts and an assessment of economic risk as well as the aging of the accounts receivable. The Company's policy is to write-off uncollectible trade receivables after significant measures have failed to result in their collection. An allowance for doubtful accounts is established to represent the estimated uncollectible trade receivables. The Company held little outstanding trade receivables at December 31, 2004 and 2003 and therefore no allowance for doubtful accounts provision has been established.

Inventory Inventory is valued at the lower of cost or market on a first-in, first-out basis. The Company uses outside contract manufacturers for the production of its products. Therefore, all inventory is in the form of finished goods.

Due To Parent Pursuant to a license agreement, a manufacturing agreement, a registration rights agreement and as well as the allocation of overhead and other administrative services, the Company's transactions are processed through an inter-company account, due to/from parent, the balance of which represents the net obligation from the Company to BioChemics, or vice-versa. BioChemics funded the Company during the period of time that the Company was a division. BioChemics contributed non-reimbursed amounts of $446,862 during the year ended December 31, 2002.

During 2003, when the Company became a stand-alone entity, BioChemics paid $518,197 on behalf of the Company to third parties. This amount has since been paid in full using proceeds from the initial public offering.

Fair Values Unless otherwise noted, deposits, prepaid expenses, accounts payable, accrued expenses and other liabilities have all been stated at values that approximate fair value.

Revenue Recognition The Company recognizes revenue from product sales in accordance with accounting principles generally accepted in the United States of America, including the guidance in Staff Accounting Bulletin, or SAB, Bulletin No. 104 "Revenue Recognition" which supercedes SAB No. 101 "Revenue Recognition in Financial Statements" and Statement of Financial Accounting Standards, or SFAS, No. 48, "Revenue Recognition When Right of Return Exists."

Revenue from product sales is recognized when there is persuasive evidence of an arrangement, delivery has occurred, the price is fixed and determinable, and collectibility is reasonably assured. However, because the Company's products are sold with limited rights of return, revenue is recognized when the price to the buyer is fixed, the buyer is obligated to pay, the obligation to pay is not contingent on resale of the product, the buyer has economic substance on its own, the Company has no obligation to bring about the sale of the product and the amount of returns can be reasonably estimated.

The Company records allowances for product returns, rebates and discounts, and reports revenue net of such allowances. The Company makes judgments and estimates in preparing the allowances, which could require adjustments in the future. For instance, customers have the right to return any product that is held past the labeled expiration date. The Company bases its estimates on historic patterns of returns and on the expiration dates of product currently being shipped.

Revenue is not recognized unless collectibility is reasonably assured. The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of customers to make required payments. If a customer's financial condition were to deteriorate and result in an impairment of their ability to make payments, additional allowances may be required.

Stock-Based Compensation The Company accounts for stock-based employee compensation arrangements using the intrinsic value method in accordance with Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees," and complies with the disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation."

The Company has employee stock benefit plans, which are described more fully in Note 7. As the exercise price of all options granted under these stock option plans was equal to the market price of the underlying common stock on the grant date, no stock-based compensation is recognized in the Company's financial statements. The following table illustrates the effect on net loss and net loss per share if the Company had applied the fair value recognition provisions of SFAS No. 123, as amended, to options granted under the stock option plans and rights to acquire stock granted under the Company's 2003 Stock Incentive Plan and 2003 Non-Employee Director Compensation Plan. For purposes of this pro-forma disclosure, the value of the options is estimated using a Black-Scholes option pricing model and amortized ratably to expense over the options' vesting periods. Because the estimated value is determined as of the date of grant, the actual value ultimately realized by the employee may be significantly different.

	2004	2003
Net loss as reported	$ (4,493,321)	$ (1,679,472)
Less: Stock based compensation had all Options been recorded at fair value	(596,580)	(114,356)
Adjusted net loss	$ (5,089,901)	$ (1,793,828)
Weighted average shares outstanding, Basic and diluted	10,296,805	2,714,180
Net loss per share, basic and diluted, as reported	$ (0.44)	$ (0.62)
Net loss per share, basic and diluted, as adjusted	$ (0.49)	$ (0.66)

The Black-Scholes option pricing model requires the Company to input highly subjective assumptions, including the option's expected life and the price volatility of the underlying stock. See Note 7 for a discussion of the assumptions used in the option pricing model and estimated fair value of employee stock options. The Company did not issue any stock options in 2002.

Income Taxes Prior to 2003, the Company was a division of BioChemics and was not subject to federal or state income tax reporting requirements. In January 2003, the Company incorporated and became a stand-alone entity. The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." Deferred tax liabilities and assets are determined based on the difference between the financial statement carrying amounts and tax bases of existing assets and liabilities, using enacted tax rates. Valuation allowances are established when necessary to reduce the deferred tax assets to those amounts expected to be realized.

Advertising Costs Costs incurred to advertise and promote the Company are expensed as incurred. Advertising costs were approximately $16,100, $74,000, and $39,000 in 2004, 2003 and 2002, respectively.

Sales Incentives Sales incentives are netted against revenues when incurred. Sales incentives are primarily comprised of slotting fees, coupons and rebates. Sales incentives of approximately $5,000, were netted against revenues in 2003 and 2002. No sales incentives were incurred during 2004.

Research And Development Research and development costs incurred were approximately $266,500 during 2004. There were no research and development costs during 2003 or 2002.

Management Fees BioChemics provides the Company with certain administrative, marketing and management services, as well as the Company's facilities and general corporate infrastructure. Management fees were approximately $45,900, $122,000, and $136,000 in 2004, 2003, and 2002 respectively.

Comprehensive Income Comprehensive income (loss) was equal to net loss for each year presented.

Net Loss Per Common Share Basic net loss per common share is computed by dividing net loss applicable to common stockholders by the weighted average number of common shares outstanding during the period. Diluted net loss per common share reflects, in addition to the weighted average number of common shares, the potential dilution if common stock options were exercised into common stock, unless the effects of such exercises would have been antidilutive.

Basic and diluted loss per common share are the same for 2004 and 2003 as potentially dilutive stock options and warrants totaling 1,827,000 in 2004 and 1,575,000 in 2003 have not been included in calculations of diluted net loss per common share available to common stockholders, as their inclusion would have been antidilutive.

Historical Net Loss Per Common Share The historical capital structure of the Company prior to the initial public offering is not representative of the current capital structure. Accordingly, the historical net loss per share and weighted average number of common shares outstanding are not shown for any periods presented prior to January 1, 2003. See Note 12 for required pro-forma calculations. Shares used in the computation of basic and diluted loss per share represent the weighted average shares outstanding during the years presented.

Reclassifications Certain reclassifications have been made to the 2003 and 2002 amounts to conform to the 2004 presentation.

Recently Issued Accounting Pronouncements In December 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 123 (revised 2004), *Share-Based Payment* (SFAS 123R) which will be effective in the fourth quarter of fiscal 2005. SFAS 123R will result in the recognition of substantial compensation expense relating to our employee stock option plan. The Company currently uses the intrinsic value method to measure compensation expense for stock-based awards to its employees. Under this standard, the Company generally does not recognize any compensation related to stock option grants the Company issues under its stock option plans. Under the new rules, the Company is required to adopt a fair-value-based method for measuring the compensation expense related to employee stock options; this will lead to substantial additional compensation expense and therefore will have a material adverse effect on the Company's reported results of operations. The paragraph entitled *Stock Based Compensation* above provides the pro forma net income and earnings per share as if the Company had used a fair-value-based method similar to the methods required under SFAS 123R to measure the compensation expense for employee stock awards during fiscal 2004 and 2003.

3. PRIVATE PLACEMENT

In April 2003, the Company completed the private placement of $500,000, 10% convertible subordinated pay-in-kind promissory notes (the "notes") to accredited investors. This amount was subsequently reduced to $465,000 in December 2003 as the Company repurchased $35,000 from an unrelated third party investor.

The notes and any accrued interest were convertible into Class A common stock either voluntarily on or before the maturity date of the notes (March 31, 2005) or mandatorily upon the consummation of a qualified public offering. The notes were to convert at the lesser of 50% of the qualified public offering price or $0.83, up to a maximum of 660,000 shares. On December 15, 2003, the Company completed an initial public offering of 5,002,500 shares of its Class A common stock, which caused the automatic conversion of the notes. The notes and their accrued interest converted into 601,113 shares of Class A common stock.

The Company accounted for this transaction in accordance with Emerging Issues Task Force Abstract No, 98-5, "Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios." Because the fair value of the common stock sold by the Company in its initial public offering was in excess of the conversion price of the notes and as the notes were immediately converted into shares of Class A common stock, a $500,926 charge was recorded in connection with this beneficial conversion feature and recorded in other expenses, net in 2003.

A director of the Company purchased $50,000 in these notes in April 2003. The note and accrued interest thereon, were converted into approximately 64,233 shares of Class A common stock in December 2003.

4. ACCRUED EXPENSES

Accrued expenses for 2004 consist of excise taxes of $4,600 and the remaining amount $111,445 of legal fees not yet billed that we expect to incur due to the $200,000 insurance deductible that has arisen as a result of our class action (see 10 - Commitments and Contingencies under the caption Litigation). Accrued expenses for 2003 consist of $90,00 in recruiting expenses, approximately $78,000 in legal expenses, $14,600 in excise taxes and approximately $15,400 in other general operating accruals.

5. INCOME TAXES

The Company has federal and state tax net operating loss carry forwards available for future periods of approximately $5,430,000. The federal and state tax net operating loss carry forwards expire beginning in 2024. As a result of the changes in the ownership of the Company, there may be limitations on the amounts of net operating loss carry forwards that may be utilized in any one year.

The tax effect of significant items comprising the Company's approximate net deferred tax assets at December 31, 2004, 2003, and 2002 are as follows:

	2004	2003	2002
Deferred tax assets:			Pro forma
Net operating loss carryfowards	$ 2,173,000	$ 451,000	$ 595,000
Accrued compensation	--	(43,000)	--
	2,173,000	408,000	595,000
Valuation allowance	(2,173,000)	(408,000)	(595,000)
Net deferred tax assets	$ --	$ --	$ --

The Company operated as a division of BioChemics from inception through January 2003. Accordingly, during that period, the Company was not subject to federal or state income taxes. Therefore, the components of the Company's deferred tax asset at December 31, 2002 is presented on a pro forma basis as if the Company had been a legal stand-alone entity for the period presented.

The Company believes that uncertainty exists with respect to future realization of the deferred tax assets and has established a valuation allowance for the full amount as of December 31, 2004, 2003 and 2002.

A reconciliation between the amount of income tax determined by applying the applicable U.S. statutory tax rate to the pre-tax loss is as follows:

	2004	2003	2002
			(Pro Forma)
Federal statutory rate	34%	34%	34%
State tax, net of federal impact	6	6	6
Provision for valuation allowance on deferred tax assets	(40)	(40)	(40)
Effective tax rate	--%	--%	--%

6. STOCKHOLDERS' EQUITY

Initial Capitalization The Company operated as a division of BioChemics from its inception in January 2001 through January 2003 and maintained no classes of common or preferred stock. In January 2003, the Company incorporated and, in accordance with its Certificate of Incorporation, established two classes of stock--common stock and preferred stock. Upon incorporation, no shares of either class were issued or outstanding.

On June 20, 2003, the Board of Directors of the Company authorized the issuance of 4,500,000 shares of Class B common stock to BioChemics pursuant to the license agreement between the Company and BioChemics (see Note 9).

Preferred Stock At December 31, 2004, the Company had 10,000,000 authorized shares of preferred stock, $0.0001 par value per share, of which no shares were issued and outstanding.

Common Stock The Company maintains two classes of common stock. The Company has 20,000,000 authorized shares of Class A common stock and 10,000,000 authorized shares of Class B common stock. The par value for each of these classes of common stock is $0.0001. Holders of Class A common stock are entitled to one vote per share, while holders of Class B common stock are entitled to three votes per share. At December 31, 2004, there were 5,828,613 shares of Class A common stock issued and outstanding, and there were 4,500,000 shares of Class B common stock issued and outstanding, all of which are held by BioChemics.

On December 15, 2003, the Company completed an initial public offering of 5,002,500 shares of Class A common stock at a price of $1.67 per share pursuant to a registration statement filed with the Securities and Exchange Commission. Concurrently with the completion of the initial public offering, the 10% convertible subordinated pay-in-kind promissory notes converted into 601,113 shares of Class A common stock. Net of underwriting discount and other expenses of the offering, the Company received $6,402,195 for the Class A common shares it issued and sold. Warrants with a fair value of approximately $185,000 were issued to the underwriters of this initial public offering and have been netted against the gross proceeds of this offering. The fair value of the warrants was calculated using the Black-Scholes option pricing model. The Company used the following assumptions in this model--a risk-free interest rate of 3.3%, an expected life of one year, no dividends and a volatility of 98%.

7. STOCK OPTION PLANS

In 2003, the Company established two stock option plans. The 2003 Stock Incentive Plan provides for the issuance of up to 1,350,000 shares of Class A common stock to employees, officers and consultants in the form of nonqualified and incentive stock options, restricted stock grants or other stock-based awards, including stock appreciation rights. The 2003 Non-Employee Director Compensation Plan provides for the issuance of up to 900,000 shares of Class A common stock to non-employee directors in the form of nonqualified and incentive stock options, restricted stock grants or other stock-based awards, including stock appreciation rights. The Company's shareholders approved each of the stock option plans on August 26, 2003. As of December 31, 2004, there were 378,000 and 330,000 remaining options available under the 2003 Stock Incentive Plan and the 2003 Non-Employee Director Compensation Plan, respectively.

Stock option activity was as follows:

	Number of Options	Weighted Average Exercise Price	Fair Value
Outstanding December 31, 2002	--		
Granted	1,140,000	$ 1.71	$ 1.15
Exercised	--	--	
Forfeited	--	--	
Outstanding December 31, 2003	1,140,000	$ 1.71	
Granted	627,000	1.42	$ 0.90
Exercised	--	--	
Forfeited	(225,000)	1.67	
Outstanding December 31, 2004	1,542,000	$ 1.60	
Exercisable at December 31, 2003	75,000	$ 1.67	
Exercisable at December 31, 2004	663,750	$ 1.57	

Options Outstanding			Options Exercisable	
Number of Options	Range of Exercise Prices	Weighted Average Remaining Life (in years)	Weighted Average Exercise Price	Number Currently Exercisable
615,000	$1.67	9.0	$1.67	348,750
300,000	$1.83	9.0	$1.83	225,000
357,000	$2.11	9.0	$2.11	-
270,000	$0.50	10.0	$0.50	90,000
1,542,000				663,750

As discussed in Note 2, the Company accounts for stock options granted to employees in accordance with APB No. 25. The Company granted 350,000 stock options to non-employees in 2004. The Company is required to record stock-based compensation when it grants options to purchase its common stock to non-employees under SFAS 123. In general, the value of these options would be calculated using the Black-Scholes option-pricing model. During 2004, the Company recorded $57,836 in stock-based compensation related to stock options. There were no options granted to non-employees prior to January 1, 2004.

The fair value of options on their grant date was measured using the Black-Scholes option-pricing model. Key assumptions used to apply this pricing model for 2004 and 2003 are as follows:

Risk-free interest rate	3.3%
Expected life of option grants	4 years
Expected dividend yield	0.0%
Expected volatility of underlying stock	98%

8. STOCK WARRANTS

The Company, from time to time, issues stock warrants to vendors for services performed. Under SFAS 123, the Company is required to record stock-based compensation when it grants warrants under such circumstances. In general, the value of these warrants would be calculated using the Black-Scholes pricing model. The Company recorded $96,499 and $185,000 during 2004 and 2003 respectively in stock-based compensation related to stock warrants.

Stock warrant activity was as follows:

	Number of Warrants	Weighted Average Exercise Price	Fair Value
Outstanding December 31, 2002	--		
Granted	435,000	$ 2.58	$ 1.28
Exercised	--	--	
Forfeited	--	--	
Outstanding December 31, 2003	435,000	$ 2.58	
Granted	225,000	2.00	$ 0.43
Exercised	(225,000)	2.00	
Forfeited	--	--	
Outstanding December 31, 2004	435,000	$ 2.58	
Exercisable at December 31, 2003	--	--	
Exercisable at December 31, 2004	435,000	$ 2.58	

Warrants Outstanding			Warrants Exercisable	
Number of Warrants	Range of Exercise Prices	Weighted Average Remaining Life (in years)	Weighted Average Exercise Price	Number Currently Exercisable
435,000	$ 2.58	3.0	$ 2.58	435,000

The fair value of warrants on their grant date was measured using the Black-Scholes pricing model. Key assumptions used to apply this pricing model for 2004 and 2003 are as follows:

Risk-free interest rate	3.3%
Expected life of warrant grants	4 years
Expected dividend yield	0.0%
Expected volatility of underlying stock	98%

9. RELATED PARTY AGREEMENTS

On February 1, 2003, the Company executed a license agreement with BioChemics that allows it to commercialize, market and sell OTC pharmaceutical products using BioChemics' patented VALE system and the PENtoCORE technology and BioChemics-owned trademarks in the OTC pharmaceutical market. In consideration, BioChemics was issued 4,500,000 shares of the Company's Class B common stock. The term of this licensing agreement extends through the date of the last BioChemics' patent to expire. With respect to the portions of the licensing agreement that do not apply to a BioChemics patent or patent application, this agreement extends though February 2013. The licensing agreement can be automatically renewed for successive two-year terms for the non-patent technology.

On February 1, 2003, the Company executed a five-year agreement with BioChemics with respect to ongoing manufacturing and development of the Company's products and product candidates. In accordance with the terms and conditions of this agreement, BioChemics will research, develop and manufacture the Company's products on its behalf. In consideration, BioChemics will charge the Company a development and manufacturing fee at a rate of cost plus 10%. This agreement is automatically renewed for successive one-year terms. In the event that (i) BioChemics materially fails to meet the Company's product orders for a period of more than three (3) consecutive months; (ii) BioChemics commits an anticipatory breach of the manufacturing and development agreement; (iii) a force majeure event occurs which the Company reasonably believes will affect BioChemics' ability to supply and meet its product requirements for a period of at least three (3) months; or (iv) any of BioChemics' manufacturers are non-compliant with the regulations required to manufacture the products and are unable to cure such non-compliance, the Company may qualify and engage at its discretion, other suppliers and manufacturers as it deems necessary to ensure uninterrupted supply of the Company's products.

Either party may terminate the agreement upon a material breach by the other party by giving the breaching party three months to cure the breach. In event of termination, transition will be conducted in such a manner as to not cause inconvenience to either party. Termination by BioChemics for any reason, except for non-payment, shall not be effective until the Company has located and arranged for continuation of the manufacturing of its products with another supplier on terms commercially reasonable to the Company, provided however, that the Company shall have no longer than two years from the date of the notice of termination from BioChemics to make such arrangements.

Effective September 1, 2003, the Company entered into an administrative services agreement with BioChemics. Under this agreement, BioChemics provides to the Company, at the Company's request, administrative support services including secretarial support, accounting and tax services, data processing services, utilities, designated office space, designated warehouse and storage space, office supplies, telephone and computer services and equipment and such other office and corporate support services as the Company reasonably requires from time to time. BioChemics charges the Company an administrative services fee at a rate of cost plus 10%.

10. COMMITMENTS AND CONTINGENCIES

Employment Agreements

The Company has non-cancelable employment agreements with the Acting Chief Executive Officer through February 28, 2006 and the Chief Scientific Officer and the former Chief Executive Officer, June 30, 2008. The remaining payments due under these employment contracts are as follows - $460,833 for 2005, $344,167 for 2006, $315,000 for 2007; and $157,500 for 2008.

Facility Lease

The Company subleases its office space from BioChemics, however, it does not have a formal lease agreement with BioChemics. Total rent expense for this office space was approximately $44,000, $20,000, and $15,000 in 2004, 2003, and 2002 respectively. The Company is not obligated to any significant long-term lease commitments or other off-balance sheet financing arrangements.

Litigation

In April, May, and June 2004, the Company and certain of its officers (the "Defendants") were sued in several securities class action lawsuits filed in the United States District Court for the District of Massachusetts. The complaints, which seek equitable and monetary relief, an unspecified amount of damages, with interest, attorneys fees and costs, allegedly were filed on behalf of purchasers of the Company's Class A common stock during the period December 11, 2003 to March 31, 2004. The complaints allege that during the period in question the Defendants violated the federal securities laws by allegedly failing to make accurate and complete disclosures concerning the Company, its financial condition, its business operations and future prospects, the clinical trial and endorsement of the Company's Termin8 anti-fungal product and the institutional demand for the Company's securities. The majority of these complaints were consolidated in the United States District Court for the District of Massachusetts, under the caption *In Re Vaso Active Pharmaceuticals Securities Litigation* , Civ. No. 04-10708 (RCL), (the "Consolidated Action"). On November 4, 2004, the Court appointed a lead counsel for the Consolidated Action.

The Company has also been named as a nominal defendant in three shareholder derivative actions. The first action was filed in the United States District Court for the District of Massachusetts in April 2004 against the Company's directors and certain of its officers and against BioChemics, Inc. styled *Joseph Rosenkrantz V. Biochemics, Inc., Et Al.*, Civ. No. 04-10792 (RCL) (D. Mass.); the second - filed in June 2004, also against the Company's directors and certain of its officers and against BioChemics, Inc. styled *William Pomeroy V. Biochemics Inc., Et Al.*, Civ. No. 04-11399 (RCL) (D. Mass.); and the third - in the Court of Chancery for the State of Delaware in September 2004 against its directors and certain of its officers entitled *Douglas Weymouth V. Vasoactive Et Al.*, Civ. No. 682-N (collectively, the "Complaints"). The Complaints allege, among other things, that the alleged conduct challenged in the securities cases pending against the Company in Massachusetts (described above) constitutes a breach of the Defendants' fiduciary duties to the Company. The Complaints seek equitable and monetary relief, an unspecified amount of damages, and attorneys and other fees, costs and expenses, ostensibly on behalf of the Company. On October 29, 2004, the Massachusetts Court approved a joint motion to consolidate the two Massachusetts derivative actions. The Delaware court has approved the parties' stipulated stay of all proceedings in the Delaware derivative action, at least until the resolution of the motion to dismiss the consolidated securities fraud litigation.

Although the Company intends to vigorously defend against these cases, there can be no guarantee as to the ultimate outcome of these matters. There is also no guarantee that these will be the only lawsuits brought against the Company with respect to these matters.

Because of the uncertainty of estimating the potential financial statement impact of any of these actions with any reasonable degree of accuracy, at this time the Company has not reserved for any potential liability or costs that may arise as a result of this litigation except for $200,000 recorded during 2004, which represents the insurance deductible that the Company cannot expect to recover. While the cases are in preliminary stages and the outcomes are not predictable, if a substantial amount is payable by the Company and is not reimbursed through its director and officer liability insurance policy, this will have a material adverse effect on the Company's financial position and liquidity.

On August 3, 2004, the Company's insurer notified the Company that, based on its coverage evaluation, it intends to reject liability to reimburse the Company with respect to any of the claims asserted in any of the above-described litigation against the Company or its officers or directors for a substantial majority of the policy coverage and that it may seek to rescind the policy with respect to the balance of the policy coverage. The Company intends to vigorously contest the insurer's positions regarding this matter.

11. GEOGRAPHIC SALES INFORMATION AND MAJOR CUSTOMERS

The Company is an early-stage company. To date all revenues are from the sale of its products in North America. One customer accounted for approximately 86% and 66% of the Company's 2003 and 2002 net revenues. There were no significant customers during 2004.

12. REQUIRED PRO FORMA INFORMATION (UNAUDITED)

Required pro forma information is identical in content to that information presented on the financial statements with the exception of required net loss per share data. As discussed in Note 6, the Company was not capitalized until June 20, 2003. The pro forma loss per share calculations are presented as if (i) the 4,500,000 shares of Class B common stock had been issued to BioChemics on January 1, 2002, and (ii) the 10% convertible promissory notes had been converted into 601,113 shares of Class A common stock on January 1, 2002.

	Pro Forma	As Reported
2003 net loss per share--basic and diluted	\$(0.31)	\$(0.62)
2002 net loss per share--basic and diluted	(0.09)	--

13. UNWINDING OF PRIVATE INVESTMENT IN PUBLIC ENTITY

On March 16, 2004, the Company entered into a private placement transaction in the amount of \$7,500,000 with an institutional investor. The investment was in the form of an 18 month 2% Convertible Note (the "Note") convertible into shares of the Company's Class A common stock at a conversion rate of \$9 per share, at the option of the investor. In addition, the Company issued to the investor warrants to purchase 166,667 shares of Class A common stock at an exercise price of \$8.75 per share.

Given that the initiation and continuation of the April 1, 2004 trading suspension by the SEC (see Note 1) constituted a breach under the Note, the Company and the investor agreed, pursuant to the terms of a settlement agreement entered into on April 8, 2004, that the Company would immediately repay the investor the sum of \$7,500,000 in cash without penalty, interest, redemption premium or any other premium or penalty, plus an expense reimbursement in connection with the settlement agreement in the amount of \$15,000 in cash. In consideration of this repayment, the investor surrendered the Note and warrants and the parties mutually terminated all other agreements entered into in connection with the transaction.

In connection with this transaction, the Company paid approximately \$600,000 in fees to various third parties. These fees were not refunded when the Company repaid the investor. These fees were recorded as an expense during 2004.

IV. MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

Our Class A common stock, $0.0001 par value, began trading on December 10, 2003 on the Nasdaq SmallCap Market under the symbol "VAPH." In light of the substantial administrative and cash burdens of maintaining our Nasdaq listing as well as the substantial legal costs anticipated with respect to the pending SEC and FDA matters (as discussed in "Legal Proceedings" above), we determined that it was in the best interests of our shareholders for the company to cease voluntarily the listing of its securities on Nasdaq. Effective April 8, 2004, upon our request, our securities ceased to be listed on Nasdaq. As of the date of this report, our stock is quoted in the OTC Pink Sheets under the symbol "VAPH.PK".

The following sets forth the high and low bid price quotations (split adjusted) for each calendar quarter in which trading occurred during the last two fiscal years. Such quotations reflect inter-dealer prices, without retail markup, markdown or commission, and may not represent actual transactions:

	HIGH	LOW
2004		
Fourth quarter	$ 0.72	$ 0.38
Third quarter	1.53	0.55
Second quarter	7.59	0.40
First quarter	14.11	1.97
2003		
Fourth quarter	2.14	1.73

Holders

As of March 1, 2005, there were approximately 30 holders of record of our Class A common stock and approximately 1,700 holders held shares in a "nominee" or "street name." There is one holder, BioChemics, of our Class B common stock.

Dividends

On February 20, 2004, we announced a three-for-one stock split on all classes of common equity in the form of a 200% stock dividend paid on March 5, 2004 to stockholders of record on February 23, 2004. We have not previously paid any cash dividends on either class of our common stock and do not anticipate or contemplate paying cash dividends on our Class A common stock in the foreseeable future. It is the present intention of management to utilize all available funds for future operations. The only restrictions that limit the ability to pay dividends on the common stock are those imposed by corporate law. Under Delaware corporate law, no dividends or other distributions may be made which would render us insolvent or reduce assets to less than the sum of our liabilities plus the amount needed to satisfy any liquidation preference. Our current policy is to retain any earnings to finance our future development and growth. We may reconsider this policy from time to time in light of conditions then existing, including our earnings performance, financial condition and capital requirements. Any future determination to pay cash dividends will be at the discretion of our board of directors and will depend upon our financial condition, operating results, capital requirements, general business conditions and other factors that our board of directors deems relevant.

V. DIRECTORS AND EXECUTIVE MANAGEMENT.

DIRECTORS

Robert E. Anderson
Self-employed consultant and investor

Stephen G. Carter, Ph.D.
Chief Scientific Officer
BioChemics, Inc.

Ronald Guerriero
Executive Director the Research Accelerator Program
Partners HealthCare System

D'Anne Hurd
Independent business/legal consultant to several companies.

Bruce A. Shear
President and Chief Executive Officer
PHC, Inc.

Brian J. Strasnick, Ph.D.
Chairman, President and Chief Executive Officer
Willow Laboratories

Gary Fromm, Ph.D.
Chairman
IDC Financial Publishing

William P. Adams, M.D.
President and Director
Adams Center for Aesthetic Surgery

Steven Morrell
Partner
Teknoinvest Management AS

EXECUTIVE MANAGEMENT

Joseph Frattaroli
President, Acting Chief, Executive Officer and Chief Financial Officer

Stephen G. Carter, Ph.D.
Chief Scientific Officer

CORPORATE INFORMATION

EXECUTIVE OFFICES

VasoActive Pharmaceuticals, Inc.
99 Rosewood Drive #260
Danvers, MA 01923
800.993.VASO (8276)
www.vasoactive.us

OFFICERS

Robert E. Anderson
Chairman of the Board

Joseph Frattaroli
Acting Chief Executive Officer
President
Chief Financial Officer
Treasurer

Stephen G. Carter, Ph.D.
Chief Scientific Officer
Director

BOARD OF DIRECTORS

Robert E. Anderson
William P. Adams M.D.
Stephen G. Carter, Ph.D.
Gary Fromm, Ph.D.
Ronald Guerriero
D'Anne Hurd
Steven Morrell
Bruce A. Shear
Brian Strasnick, Ph.D.

INDEPENDENT AUDITORS

Stowe & Degon
120 Front Street
Worcester, MA 01608

COUNSEL

Dilworth Paxson, LLP
3200 Mellon Bank Center
1735 Market Street
Philadelphia, PA 19103-7595

STOCK TRANSFER AGENT AND REGISTRAR

Computershare
P.O. Box 43023
Providence, RI 02940-3023
www.computershare.com

This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements include, but are not limited to, statements concerning our plans to continue development of our current product candidates; address certain markets; engage third-party manufacturers; and evaluate additional product candidates for subsequent commercial development. In some cases, these statements may be identified by terminology such as "may," "will," "should," "expect," "plan," "anticipate," "believe," "estimate," "predict," "potential," or "continue," or the negative of such terms and other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements contained herein are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. These statements involve known and unknown risks and uncertainties that may cause our or our industry's results, levels of activity, performance or achievements to be materially different from those expressed or implied by forward-looking statements. Factors that may cause or contribute to such differences include, among other things, those discussed under the captions "Business," "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." Forward looking statements not specifically described above also may be found in these and other sections of this report.


vaso•active
pharmaceuticals

99 Rosewood Drive, Suite 260
Danvers, MA 01923

978.750.1991 main
800.993.VASO toll free
978.750.0085 fax

www.vasoactive.us